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FOR IMMEDIATE RELEASE.................................AUGUST 24, 1998


                        LADBROKE/USA ANNOUNCES COMPLETION OF
                    COLORADO GAMING & ENTERTAINMENT ACQUISITION


     (Richmond, CA). . . Ladbroke/USA, a subsidiary of Ladbroke Group PLC, announced today the completion of its acquisition of Colorado Gaming & Entertainment Co. (OTC BB: "CGME") following approval by the Colorado Gaming Control Commission on Friday, August 21, 1998.

     Ladbroke will pay $6.25 per share for the issued common stock of the company, which values CGME at approximately $34.4 million. Ladbroke will also assume approximately $53 million of CGME net debt.

     Colorado Gaming & Entertainment is a public company based out of Lakewood, Colorado. CGME develops, owns and operates gaming and related entertainment facilities, and is the largest casino management company in Colorado. It currently owns three limited stakes casinos, Bullwhackers Casinos in Black Hawk and Central City, and the Silver Hawk Casino in Black Hawk.

     Ladbroke/USA owns and operates racetracks, off-track betting facilities and other gaming ventures in the USA. Ladbroke Group PLC is a publicly traded company listed on the London Stock Exchange which operates over 160 Hilton International hotels around the world and also has extensive betting and gaming operations in the UK, Continental Europe and Latin America.

     "We are extremely excited about becoming a part of Ladbroke Group" said Stephen J. Shaper, Jr. President & CEO of CGME. "The acquisition will provide excellent growth opportunities for the company."

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For More Information

Contact:

Tony F. Mediate, Ladbroke/USA
     510/243-1600
     510/243-9734

     or

Jack Breslin, Colorado Gaming & Entertainment, CO
     303/716-5507 (phone
     303/716-5601 (fax)